Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Fabio Battaglia
FBattaglia@stradley.com
215.564.8077

November 22, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Attention: Ms. Cate Whiting

Re:	GPS Funds II (the “Trust”)
File No. 333-170106 and 811-22486

Dear Ms. Whiting:

This letter responds to the comments provided to me by telephone on November 12, 2019 with regard to Post-Effective Amendment Nos. 34/37 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which was filed via EDGAR on September 24, 2019 (Accession No. 0001680359-19-000553) pursuant to the Investment Company Act of 1940 and Rule 485(a)(1) under the Securities Act of 1933.  The Amendment was filed for the purpose of implementing certain changes relating to the GuidePath® Tactical Allocation Fund (the “Fund”) series of the Trust.

We have summarized each of your comments below, in the order you provided them, and have set forth the Trust’s response immediately below each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission
November 22, 2019

Facing Sheet

1.
Comment: The explanatory note included on the facing sheet to the filing indicates that the filing reflects “certain changes relating to the Fund.” Please consider providing a brief description of the applicable changes in the explanatory notes to future filings.

Response: The Trust will revise the explanatory notes in future filings as requested.

Prospectus

2.	Comment: Please complete all outstanding blank and/or bracketed information.

Response: All outstanding information has been provided or updated, as appropriate.

3.
Comment: The Fund’s principal investment strategies state that “[a] significant portion of the Fund’s fixed income allocation may be in non-investment grade fixed income investments with varying maturities….” Please state the maturity parameters or strategy regarding investment grade bonds, as applicable.

Response: The principal investment strategy language has been revised as requested.

4.	Comment: Please expand upon or include as a separate risk the specific risks of the Fund’s investments in exchange-traded notes (“ETNs”).

Response: The Fund has added the following to its principal risk disclosure:

Item 4—Summary Risk

Exchange-Traded Notes Risk: ETNs are debt securities that are traded on an exchange (e.g., the New York Stock Exchange) whose returns are linked to the performance of a particular market benchmark or strategy. An ETN generally reflects the risks associated with the assets composing the underlying market benchmark or strategy it is designed to track. ETNs also are subject to issuer and fixed-income risks.

Item 9—Statutory Risk

Exchange-Traded Notes Risk: ETNs are debt securities that are traded on an exchange (e.g., the New York Stock Exchange) whose returns are linked to the performance of a particular market benchmark or strategy. An ETN generally reflects the risks associated with the assets composing the underlying market benchmark or strategy it is designed to track. ETNs also are subject to issuer and fixed-income risks. ETNs are subject to credit risk, including the credit risk of the issuer. The value of an ETN may drop due to a downgrade in the issuer’s credit rating, even when the underlying benchmark or strategy remains unchanged. An ETN may trade at a premium or discount to its benchmark or strategy. The value of an ETN may be influenced by time to maturity, level of supply and

U.S. Securities and Exchange Commission
November 22, 2019

demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying assets. When a Fund invests in ETNs, it will bear its proportionate share of any fees and expenses borne by the ETN.

5.	Comment: Please briefly describe changes to the Fund’s investment strategy to help investors understand the changes being effected.

Response: The Fund has added a description of the applicable changes to the 485(b) filing.

*  *  *  *  *

If you have any additional questions or require further information, please contact me at (215) 564-8077 or, in my absence, Miranda Sturgis at (215) 564-8131.

Best regards,

/s/ Fabio Battaglia
Fabio Battaglia

cc:	Carrie Hansen, President